OMB APPROVAL
OMB Number: 3235-0116
Expires: March 31, 2003
Estimated average burden hours per response: 8

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2003

TVX GOLD INC.

(Translation of registrant’s name into English)

Suite 1200, 220 Bay Street
Toronto, Ontario M5J 2W4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Index on Page 2 of 5.

INDEX
MATERIAL CHANGE REPORT
SIGNATURES

INDEX

Items Furnished Under Cover of Form 6-K

2

MATERIAL CHANGE REPORT

Subsection 75(2) of the Securities Act (Ontario)
and equivalent sections in the securities acts of each of the other provinces of Canada

1.	Reporting Issuer

TVX Gold Inc. 220 Bay Street, Suite 1200 Toronto, Ontario M5J 2W4

2.	Date of Material Change

January 22, 2003

3.	Publication of Material Change

Press Release issued at Toronto, Ontario, on January 22, 2003

4.	Summary of Material Change

The Alpha Group and TVX have ongoing litigation which seeks clarification of the 12% carried interest and right to acquire a 12% participating interest in TVX’s Greek assets previously awarded to the Alpha Group. The Alpha Group has brought a motion seeking a mandatory temporary injunction requiring TVX to disclose to the Alpha Group an allocation of the valuation of TVX’s assets pursuant to the proposed business combination involving Kinross Gold Corporation, TVX and Echo Bay Mines Ltd. and to amend its statement of claim relating to the ongoing litigation.

The motion on whether an amalgamation would, as a matter of law, trigger rights of first refusal, was heard on January 22, 2003, and the court reserved judgment until January 23, 2003. Depending on the result of this judgment, there may be a further hearing on January 23, 2003.

5.	Full Description of Material Change

The Alpha Group has brought a motion seeking a mandatory temporary injunction requiring TVX to disclose to the Alpha Group an allocation of the valuation of TVX’s assets pursuant to the proposed business combination involving Kinross Gold Corporation, TVX and Echo Bay Mines Ltd. The Alpha Group has alleged that it has a right of first refusal over TVX’s Greek assets and that the right is triggered by the proposed business combination. TVX disputes that there is any right of first refusal and that any such purported right is triggered by the business combination. Following a judgment by the Court of Appeal for Ontario in June 2000, resulting in TVX holding the 12% carried interest and a right to acquire 12% participating interest in TVX’s Greek assets as constructive trustee for the Alpha Group, a new action was commenced in June 2001 by the Alpha Group to clarify the application of such interests, and this motion relates to this ongoing litigation.

3

The motion also seeks the permission of the court to amend the statement of claim issued by the Alpha Group in June 2001 relating to the clarification of the application of the 12% carried interest and right to acquire a 12% participating interest in TVX’s Greek assets. The amended claim, among other things, seeks an interim temporary injunction prohibiting TVX from completing the business combination, insofar as it relates to TVX’s Greek assets, pending the exercise by the Alpha Group of its alleged right of first refusal. To date, the Alpha Group has not sought an injunction to restrain the business combination, but may do so if leave to amend the claim is granted by the court.

The motion on whether an amalgamation would, as a matter of law, trigger rights of first refusal, was heard on January 22, 2003, and the court reserved judgment until January 23, 2003. Depending on the result of this judgment, there may be a further hearing on January 23, 2003.

TVX believes that any claim by the Alpha Group to rights of first refusal in connection with the business combination is without merit and intends to vigorously defend any action by the Alpha Group that seeks to restrain the business combination.

6.	Reliance on Subsection 75(3) of the Securities Act (Ontario) and similar provisions of applicable securities laws

Not applicable.

7.	Omitted Information

Not applicable.

8.	Senior Officer

For further information contact R. Gregory Laing, General Counsel, Vice President and Corporate Secretary of TVX Gold Inc., (416) 941-0141 or glaing@tvxgold.com.

9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario this 22nd day of January, 2003.

TVX GOLD INC

Per:	/s/ R. GREGORY LAING R. Gregory Laing General Counsel, Vice President and Corporate Secretary

4

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TVX GOLD INC.

Dated: January 23, 2003	By:	/s/ R. GREGORY LAING R. Gregory Laing General Counsel, Vice President and Corporate Secretary

5